Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                          For the month of July 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: July 28, 2005

List of materials

Documents attached hereto:


i)   Consolidated Financial Results for the First Quarter Ended June 30, 2005


                                                Sony Corporation
                                            6-7-35 Kitashinagawa
                                                    Shinagawa-ku
                                            Tokyo 141-0001 Japan

                                                     No: 05-039E
                                                  3:00 P.M. JST,
                                                   July 28, 2005

                 Consolidated Financial Results
           for the First Quarter Ended June 30, 2005

Tokyo, July 28, 2005 -- Sony Corporation today announced its consolidated results for the first quarter ended June 30, 2005
(April 1, 2005 to June 30, 2005).


    (Billions of yen, millions of U.S. dollars, except per share amounts)

                                First quarter ended June 30
                              2004       2005  Change      2005*
                                               in Yen
----------                  ------     ------  ------     ------
Sales and operating       Y1,612.1   Y1,559.4    -3.3%   $14,177
 revenue
Operating income (loss)        9.8      (15.3)      -       (139)
Income before income           6.6       12.9   +95.1        117
 taxes
Equity in net income          20.1       (9.1)      -        (83)
 (loss) of affiliated
 companies
Net income (loss)             23.3       (7.3)      -        (66)

Net income (loss) per
 share of common stock
 - Basic                    Y25.10     (Y8.68)      -     ($0.08)
 - Diluted                   22.79      (8.68)      -      (0.08)



* U.S. dollar amounts have been translated from yen, for convenience only, at the rate of Y110=U.S.$1, the approximate
Tokyo foreign exchange market rate as of June 30, 2005.

Unless otherwise specified, all amounts are on the basis of Generally Accepted Accounting Principles in the U.S. ("U.S.
GAAP").


Consolidated Results for the First Quarter Ended June 30, 2005
--------------------------------------------------------------
Sales and operating revenue ("sales") decreased 3.3% compared with the same quarter of the previous fiscal year; on a local currency basis sales decreased 3%. (For all references herein to results on a local currency basis, see Note I.) This reflects the establishment of SONY BMG MUSIC ENTERTAINMENT ("SONY BMG") (please refer to Note to Operating Performance Highlights by Business Segment).

Sales within the Electronics segment decreased 1.4%. Although sales of flash memory and hard drive "Network Walkman" digital audio players, LCD flat panel televisions and "VAIO" PCs increased, there was a significant decrease in sales of CRT and Plasma televisions. In the Game segment, sales increased 64.0% as a result of an increase of both hardware and software sales. In the Pictures segment, there was a 2.6% decrease in revenue primarily due to lower theatrical revenues. In the Financial Services segment, revenue increased by 15.1% mainly due to an increase in revenue from insurance premiums at Sony Life Insurance Co., Ltd. ("Sony Life").

An operating loss of Y15.3 billion ($139 million) was recorded, which is a deterioration of Y25.1 billion (a Y30.7 billion deterioration on a local currency basis) compared to the same quarter of the previous fiscal year.

In the Electronics segment, an operating loss was recorded mainly due to a continued deterioration in the cost of sales ratio resulting from a decline in unit selling prices, as well as a decrease in sales to outside customers. In the Game segment, an increased operating loss was recorded as a result of both increased advertising and marketing expenses and research and development costs. In the Pictures segment, despite the weaker than expected theatrical performance of films released during the quarter, there was a slight increase in operating income partially attributable to distribution fees recognized on sales of Metro-Goldwyn-Mayer Inc. ("MGM") titles. In the Financial Services segment, there was an increase in operating income mainly attributable to the increase in revenue from insurance premiums at Sony Life.

Restructuring charges, which are recorded as operating expenses, amounted to Y15.9 billion ($144 million) for the quarter compared to Y12.0 billion for the same quarter of the previous fiscal year. In the Electronics segment, restructuring charges were Y15.5 billion ($141 million) compared to Y10.8 billion in the same quarter of the previous fiscal year.

Income before income taxes increased 95.1% due to an improvement in the net effect of other income and expenses compared to the same quarter of the previous fiscal year. This was mainly the result of a gain of Y17.9 billion ($162 million) on change in interest in subsidiaries and equity investees associated with the sale of a portion of the stock in So-Net M3 Inc., a consolidated subsidiary of Sony Communication Network Corporation ("SCN"), and in DeNA Co., Ltd., an equity affiliate of SCN accounted for by the equity method. Furthermore, in addition to a decrease in net foreign exchange loss compared to the same quarter of the previous fiscal year, there was also an increase in royalty income.

Income taxes*: During the current quarter, Sony recorded Y12.1 billion ($109 million) of income tax expense, resulting in an effective tax rate of 93.4%. This effective tax rate exceeded the Japanese statutory tax rate due primarily to the recording of valuation allowances against deferred tax assets by several of Sony's domestic and overseas consolidated subsidiaries. In the same quarter of the previous fiscal year, Sony recorded a net tax benefit as a result of the reversal of deferred tax liabilities on undistributed earnings from a foreign subsidiary.

*In June 2005, Sony Corporation received notification from the Tokyo Regional Taxation Bureau ("TRTB") that profits reported from its transactions with a number of its worldwide subsidiaries (CD and DVD disc manufacturing operations) for the five fiscal year period from 1998 through 2002 had been reassessed. The TRTB concluded that the distribution of profits between Sony and these subsidiaries had been under-allocated to Sony Corporation. As a result, taxable income was reassessed incorporating an additional Y21.4 billion, resulting in Sony Corporation incurring an additional cash tax (including corporation tax and others) of approximately Y4.5 billion. Sony believes that its allocation of income was appropriate and that the proper amount of tax has been paid within each jurisdiction. As a result, Sony plans to promptly lodge a formal objection against this decision with the TRTB. Simultaneous to this process, Sony also plans to file a formal request (where applicable) for bilateral consultations between the governments of the relevant countries involved and Japan to obtain relief from double taxation under the applicable tax treaties. Sony believes that it will ultimately be able to resolve this issue to its satisfaction. As a result of this reassessment, Sony does not expect any material impact to its consolidated results.

Equity in net income (loss) of affiliated companies decreased Y29.2 billion compared to the same quarter of the previous fiscal year, resulting in the recording of an equity loss of Y9.1 billion ($83 million). Equity in net income of affiliated companies for the same quarter of the previous fiscal year included the recording of Y12.8 billion as equity in net income for InterTrust Technologies Corporation. This amount reflected InterTrust's proceeds from a license agreement arising from the settlement of a patent-related lawsuit.

An equity loss of Y7.6 billion ($69 million) was recorded for S-LCD Corporation, a joint-venture with Samsung Electronics Co., Ltd., for the manufacture of amorphous TFT LCD panels, which started shipments during the current quarter. Sony also recorded equity in net loss of approximately Y6.5 billion ($59 million) for MGM**. This includes non-cash interest of Y1.2 billion
($11 million) on cumulative preferred stock. This equity in net loss is subject to adjustment reflecting the final allocation of the purchase price for the acquisition.

Sony Ericsson Mobile Communications AB ("Sony Ericsson") contributed Y4.6 billion ($42 million) to equity in net income, a decrease of Y1.2 billion compared to the same quarter of the previous fiscal year. In addition, SONY BMG's net income was offset by restructuring charges associated with the merger of Sony and Bertelsmann AG's recorded music businesses, and, as a result, an equity loss of Y1.0 billion ($9 million) was recorded for the joint venture.

**On April 8, 2005, a consortium led by Sony Corporation of America and its equity partners completed the acquisition of MGM. As part of the acquisition, Sony invested $257 million in exchange for 20% of the total equity. However, based on the percentage of common stock owned, Sony records 45% of MGM's net income (loss) as equity in net income (loss) of affiliated companies.

As a result, a net loss of Y7.3 billion ($66 million) was recorded, a decrease of Y30.5 billion compared to the same quarter of the previous fiscal year.


Operating Performance Highlights by Business Segment
----------------------------------------------------
Note: As of August 1, 2004, Sony and Bertelsmann AG combined their recorded music businesses in a joint venture. The newly formed company, SONY BMG, is 50% owned by each parent company. Under U.S. GAAP, SONY BMG is accounted for by Sony using the equity method and, since August 1, 2004, 50% of net profits or losses of this business have been included under "Equity in net income (loss) of affiliated companies."

In connection with the establishment of this joint venture, Sony's non-Japan based disc manufacturing and physical distribution businesses, formerly included within the Music segment, have been reclassified to the Electronics segment to recognize the new management reporting structure whereby Sony's Electronics segment has now assumed responsibility for these businesses. Effective April 1, 2005, a similar change was made with respect to Sony's Japan based disc manufacturing business. Results for the first quarter ended June 30, 2004 in the Electronics segment have been restated to account for these reclassifications.

Effective April 1, 2005, Sony no longer breaks out its music business as a reportable segment as it no longer meets the materiality threshold. Accordingly, the results for Sony's music business are now included within the Other segment and the prior year's results have been reclassified to the Other segment for comparative purposes. Results for the first quarter of this fiscal year in the Other segment include the results of Sony Music Entertainment Inc.'s ("SMEI") music publishing business and Sony Music Entertainment (Japan) Inc. ("SMEJ"), excluding Sony's Japan based disc manufacturing business which, as noted above, has been reclassified to the Electronics segment. However, results for the same quarter of the previous fiscal year in the Other segment include the consolidated results for SMEI's recorded music business for the first quarter, as well as the results for SMEI's music publishing business and SMEJ excluding Sony's Japan based disc manufacturing business.



Electronics
                     (Billions of yen, millions of U.S. dollars)
                                First quarter ended June 30
                          2004       2005   Change in       2005
                                                  Yen
----------              ------     ------      ------     ------
Sales and operating   Y1,131.3   Y1,115.3        -1.4%   $10,139
 revenue
Operating income           8.3      (36.3)          -       (330)
 (loss)


Unless otherwise specified, all amounts are on a U.S. GAAP basis.


Sales decreased by 1.4% compared to the same quarter of the previous fiscal year (a 1% decrease on a local currency basis). In addition, sales to outside customers decreased 7.5% compared to the same quarter of the previous fiscal year. There was a significant decline in sales of CRT televisions, which experienced a continued shift in demand towards flat panel televisions, and Plasma televisions, which faced intense business competition. On the other hand, there was an increase in sales of several products including flash memory and hard drive "Network Walkman" digital audio players, which experienced increased sales in all regions, particularly in Japan and Europe, LCD flat panel televisions, which experienced an increase in unit sales in all regions and "VAIO" PCs, where notebook PCs enjoyed strong sales.

An operating loss of Y36.3 billion ($330 million) was recorded, a deterioration of Y44.6 billion compared with the Y8.3 billion operating income recorded in the same quarter of the previous fiscal year. This was primarily the result of a continued deterioration in the cost of sales ratio as a result of a decline in unit selling prices, as well as a decline in sales to outside customers, despite being partially offset by favorable foreign exchange rates and a reduction in the loss on the sale, disposal and impairment of assets. With regard to products within the Electronics segment, the increase in operating loss was mainly attributable to LCD televisions and CCDs, which were both impacted by a decline in unit selling prices. On the other hand, "VAIO" PCs experienced an increase in operating income due to good sales performance.

Inventory, as of June 30, 2005, was Y573.6 billion ($5,215 million), a Y33.3 billion, or 5.5%, decrease compared with the level as of June 30, 2004 and a Y59.2 billion, or 11.5%, increase compared with the level as of March 31, 2005.

Note: In association with the completion of business integration of Sony Group's semiconductor manufacturing businesses in July 2004, it was decided to account for semiconductor manufacturing operations inventory, previously recorded in the Game segment, within the Electronics segment as of the quarter beginning July 1, 2004. (Regarding the integration of Sony Group's semiconductor manufacturing operations, please refer to Note 6.)

Operating Results for Sony Ericsson Mobile Communications AB

The following operating results for Sony Ericsson, which is accounted for by the equity method, are not consolidated in Sony's consolidated financial statements. However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance. In addition, please note that the operating results of Sony Ericsson discussed below are reported on an International Financial Reporting Standards basis, and thereby differ from the operating results reported on a U.S. GAAP basis contained within Sony's equity in net income (loss) of affiliated companies.

Sales for the quarter were Euro 1,614 million, representing a year-on-year increase of Euro 110 million, or 7%. Sales were boosted by a 14% increase in units shipped compared to the same period last year, resulting in a total of 11.8 million units shipped for the quarter.Income before taxes was Euro 87 million and net income was Euro 75 million, which represents a year-on-year decrease of Euro 26 million, or 23%, and Euro 14 million, or 16%, respectively, reflecting increased investment in research and development to support a broadening product portfolio. As a result, equity in net income of Y4.6 billion ($42 million) was recorded by Sony.


Game
                    (Billions of yen, millions of U.S. dollars)
                                First quarter ended June 30
                           2004     2005    Change in      2005
                                                  Yen
----------               ------   ------       ------    ------
Sales and operating      Y105.4   Y172.8        +64.0%   $1,571
 revenue
Operating loss             (2.9)    (5.9)           -       (54)


Unless otherwise specified, all amounts are on a U.S. GAAP basis.


Sales increased 64.0% compared with the same quarter of the previous fiscal year (a 64% increase on a local currency basis).

Hardware: There was an increase in overall sales in the U.S., Europe and Japan as a result of an increase of PlayStation 2 ("PS2") unit sales in Europe and the U.S. compared to the same quarter of the previous fiscal year, in addition to the contribution to sales from PlayStation Portable ("PSP").

Software: Overall software sales increased as a result of the contribution to sales from PSP software, as well as the continued strong sales of PS2. On a regional basis, although revenue decreased in Japan, it increased in Europe and the U.S.

An operating loss of Y5.9 billion ($54 million) was recorded, an increase of Y3.0 billion compared with the same quarter of the previous fiscal year. This was mainly due to an increase in selling, general and administrative expenses mainly reflecting advertising and marketing expenses incurred during the current quarter, as well as aggressive research and development spending associated with future business, despite the favorable performance and growth of the PS2 and PSP businesses respectively.

Worldwide hardware production shipments:*
-> PS2:   3.53 million units (an increase of 2.82 million units)
-> PSP:   2.09 million units**
Worldwide software production shipments:*
-> PS2:   35 million units (a decrease of 3 million units)
-> PSP:   4.9 million units**

* Production shipment units of hardware and software are counted upon shipment of the products from manufacturing bases. Sales of such products are recognized when the products are delivered to customers.
** There were no sales of PSP during the same quarter of the previous fiscal year.


Inventory, as of June 30, 2005, was Y84.0 billion ($764 million), a Y27.4 billion, or 24.6%, decrease compared with the level as of June 30, 2004 and a Y6.6 billion, or 8.5%, increase compared with the level as of March 31, 2005. (Regarding inventory, please refer to the note in the above Electronics segment.)


Pictures
                     (Billions of yen, millions of U.S. dollars)
                               First quarter ended June 30
                           2004     2005  Change in         2005
                                                Yen
----------               ------   ------     ------       ------
Sales and operating      Y148.2   Y144.4       -2.6%      $1,313
 revenue
Operating income            4.1      4.2       +3.5           39



The results presented above are a yen-translation of the results of Sony Pictures Entertainment ("SPE"), a U.S. based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results are specified as being on "a U.S. dollar basis."


Sales decreased 2.6% compared with the same quarter of the previous fiscal year (1% decrease on a U.S dollar basis). Sales, on a U.S. dollar basis, decreased primarily due to lower theatrical revenues on fewer films, partially offset by distribution fees recognized on sales of MGM titles and an increase in television advertising revenues generated from several of SPE's international channels. Major contributors to the current year's first quarter revenues included the home entertainment releases of Hitch, Are We There Yet? and Boogeyman.

Operating income increased 3.5% compared with the same quarter of the previous fiscal year. The increase is partially attributable to the MGM distribution fees, increased television advertising revenue and the home entertainment releases noted above. Partially offsetting these higher profits were the weaker than expected U.S. theatrical performances of XXX: State of the Union, Lords of Dogtown and Bewitched.


Financial Services
                   (Billions of yen, millions of U.S. dollars)
                               First quarter ended June 30
                           2004     2005  Change in       2005
                                                Yen
----------               ------   ------     ------     ------
Financial service        Y133.6   Y153.8      +15.1%    $1,398
 revenue
Operating income           10.4     21.9     +110.7        199


Unless otherwise specified, all amounts are on a U.S. GAAP basis. Therefore, they differ from the results that Sony Life discloses on a Japanese statutory basis.


Financial service revenue increased 15.1% compared with the same quarter of the previous fiscal year, mainly due to an increase in revenue at Sony Life. Revenue at Sony Life was Y127.6 billion ($1,160 million), a Y14.9 billion, or 13.3% increase compared with the same quarter of the previous fiscal year. The main reasons for this increase were an increase in revenue from insurance premiums reflecting an increase in insurance-in-force and an increase in valuation gains from stock conversion rights in convertible bonds.

Operating income increased by Y11.5 billion or 110.7% compared with the same quarter of the previous fiscal year, mainly as a result of an increase of operating income at Sony Life due to the increase in revenue mentioned above and an improvement in gains and losses from investments in the general account at Sony Life. As a result of the abovementioned factors, operating income at Sony Life increased by Y12.0 billion or 114.1% to Y22.5 billion ($205 million).


Other
                   (Billions of yen, millions of U.S. dollars)
                               First quarter ended June 30
                           2004     2005  Change in       2005
                                                Yen
----------               ------   ------     ------     ------
Sales and operating      Y147.7    Y95.4      -35.4%      $868
 revenue
Operating income (loss)    (3.2)     4.9          -         45


Unless otherwise specified, all amounts are on a U.S. GAAP basis.


Sales decreased 35.4% compared with the same quarter of the previous fiscal year. Sales in the Other segment, for the first quarter of the current fiscal year, incorporate the results of Sony's music businesses (please refer to Note to Operating Performance Highlights by Business Segment) which include both SMEI's music publishing business and SMEJ. There was a significant decrease in sales within the Other segment reflecting the fact that the results for the same quarter of the previous fiscal year in the Other segment incorporated the results for SMEI's recorded music business, which, as noted above, was combined with Bertelsmann AG's recorded music business to form the SONY BMG joint venture.

Sales at SMEJ increased compared with the same quarter of the previous fiscal year as a result of increased album and singles sales. Best-selling albums and singles during the quarter included THUMP X by PORNO GRAFFITTI, AWAKE by L'Arc-en-Ciel and E
-Complete A Side Singles-by ZONE.

Excluding sales recorded within Sony's music business, there was a slight increase in sales within the Other segment. This increase was mainly the result of increases in sales recorded at an imported general merchandise retail business and at SCN, where the contents business performed well during the quarter.

Operating income of Y4.9 billion ($45 million) was recorded, representing an improvement of Y8.1 billion as compared with the operating loss in the same quarter of the previous fiscal year. This improvement was mainly the result of both the fact that, as noted above, the results for SMEI's recorded music business, which recorded an operating loss in the same quarter of the previous fiscal year, are now recorded as part of the results of the SONY BMG joint venture, and the continued strong performance at SMEJ. Operating income at SMEJ increased significantly compared to the previous fiscal year due to an improvement in the cost of sales ratio and the higher sales noted above.

Excluding the operating income recorded in the music business, the Other segment recorded a small amount of operating income, compared with the operating loss recorded in the same quarter of the previous fiscal year, mainly as the result of cost reductions within the segment.

Operating Results for SONY BMG MUSIC ENTERTAINMENT

The following operating results for SONY BMG, which is accounted for by the equity method, are not consolidated in Sony's consolidated financial statements. However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance.

SONY BMG recorded sales revenue of $1,019 million, loss before income taxes of $23 million, and a net loss of $18 million during the quarter ended June 30, 2005. Loss before income taxes includes $93 million of restructuring charges. As a result, equity in net loss of Y1.0 billion ($9 million) was recorded by Sony.

Cash Flow

The following charts show Sony's unaudited condensed statements of cash flows on a consolidated basis for all segments excluding the Financial Services segment and for the Financial Services segment alone. These separate condensed presentations are not required under U.S. GAAP, which is used in Sony's consolidated financial statements. However, because the Financial Services segment is different in nature from Sony's other segments, Sony believes that these presentations may be useful in understanding and analyzing Sony's consolidated financial statements.



Cash Flow - Consolidated (excluding Financial Services segment)
---------------------------------------------------------------

                     (Billions of yen, millions of U.S. dollars)
                                   First quarter ended June 30
Cash flow                      2004      2005    Change     2005
                                                 in Yen
----------                   ------    ------    ------   ------
- From operating activities  (Y72.9)   (Y97.3)   Y-24.5    ($885)
- From investing activities  (174.9)    (70.4)   +104.5     (640)
- From financing activities   (49.1)    (28.4)    +20.7     (258)
Cash and cash equivalents     592.9     519.7     -73.2    4,725
 at beginning of the first
 quarter
Cash and cash equivalents     309.2     327.7     +18.4    2,979
 as of June 30


Operating Activities: During the quarter ended June 30, 2005, although there was a decrease in notes and accounts receivable, trade within the Electronics and Game segments, in addition to the recording of a net loss, there was an increase in inventory mainly within the Electronics segment and a decrease in notes and accounts payable, trade, mainly within the Game segment.

Investing Activities: During the quarter ended June 30, 2005,
Sony made capital investments mainly in relation to semiconductor manufacturing facilities and LCD television assembly facilities.

As a result, the total amount of cash flow from operating activities and from investing activities was a net use of cash of Y167.8 billion ($1,525 million).

Financing Activities: During the quarter ended June 30, 2005, cash was used to make dividend payments and redeem a portion of short-term borrowings.

Cash and Cash Equivalents: The total balance of cash and cash equivalents, accounting for the effect of foreign currency exchange rate fluctuations, was Y327.7 billion ($2,979 million) as of June 30, 2005, a decrease of Y192.1 billion compared to March 31, 2005 and an increase of Y18.4 billion compared with June 30, 2004.



Cash Flow - Financial Services segment
--------------------------------------

                     (Billions of yen, millions of U.S. dollars)
                                  First quarter ended June 30
Cash flow                      2004      2005    Change     2005
                                                 in Yen
----------                   ------    ------    ------   ------
- From operating activities   Y50.5      Y8.7    Y-41.9      $78
- From investing activities  (209.8)   (150.1)    +59.7   (1,364)
- From financing activities    92.3      62.5     -29.8      568
Cash and cash equivalents     256.3     259.4      +3.1    2,358
 at beginning of the first
 quarter
Cash and cash equivalents     189.4     180.5      -8.9    1,640
 as of June 30


Operating Activities: Net cash from operating activities increased mainly due to an increase in revenue from insurance premiums, reflecting primarily an increase in insurance-in-force at Sony Life.

Investing Activities: Payments for investments and advances exceeded proceeds from maturities of marketable securities, sales of securities investments and collections of advances primarily as a result of investments in mainly Japanese fixed income securities carried out as a result of an increase in revenue from insurance premiums at Sony Life.

Financing Activities: In addition to the increase in policyholders' accounts at Sony Life, deposits from customers in the banking business increased primarily due to an increase in the number of accounts.

Cash and Cash Equivalents: As a result of the above, the balance of cash and cash equivalents was Y180.5 billion ($1,640 million) as of June 30, 2005, which was a decrease of Y78.9 billion compared to March 31, 2005 and a decrease of Y8.9 billion compared to June 30, 2004.

Notes

Note I: During the quarter ended June 30, 2005, the average value of the yen was Y106.7 against the U.S. dollar and Y134.1 against the Euro, which was 1.9% higher against the U.S. dollar and 2.5% lower against the Euro, compared with the average rates for the same quarter of the previous fiscal year. Operating results on a local currency basis described herein reflect sales and operating income obtained by applying the yen's average exchange rate in the same quarter of the previous fiscal year to local currency-denominated monthly sales, cost of sales, and selling, general and administrative expenses in the current quarter. Local currency basis results are not reflected in Sony's financial statements and are not measures conforming with U.S. GAAP. In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that local currency basis results provide additional useful analytical information to investors regarding operating performance.

Note II: "Sales and operating revenue" in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. "Operating income" in each business segment represents operating income recorded before intersegment transactions and unallocated corporate expenses are eliminated.

Note III: In the third quarter ended December 31, 2004,
Sony adopted Emerging Issues Task Force ("EITF") Issue No. 04-8,
"The Effect of Contingently Convertible Instruments on Diluted
Earnings per Share." As a result of adopting EITF Issue No.
04-8, diluted earnings per share of net income (loss) for the three months ended June 30, 2004 have been restated (see Note 9 regarding EITF Issue No. 04-8).


Outlook for the Fiscal Year ending March 31, 2006
-------------------------------------------------
Sony's forecast for consolidated operating results for the fiscal year ending March 31, 2006 has been revised as per the table below:


                                        Change from
                             Current       Previous            April
                            Forecast       Forecast         Forecast
                              ------         ------           ------
Sales and operating   Y7,250 billion             -3%  Y7,450 billion
 revenue
Operating income          30 billion            -81      160 billion
(Restructuring charges    88 billion            +22       72 billion)
 included within
 Operating income
Income before income      70 billion            -59      170 billion
 taxes
Equity in net income      (8 billion)             -        5 billion
 (loss) of affiliated
 companies
Net income                10 billion            -88       80 billion


Assumed foreign currency exchange rates from the second quarter:
approximately Y107 to the U.S. dollar and approximately Y130 to the Euro.

The principal reason for this revised forecast is that, in addition to an increase in restructuring charges, a significant deterioration in operating results is anticipated within the television business in the Electronics segment primarily as a result of lower than expected units sold compared to our initial forecasts and a significantly greater than expected deterioration in market prices. As a result, we anticipate an overall slight decrease in sales and a significant increase in operating loss within the Electronics segment for the fiscal year ending March 31, 2006.

On the other hand, increased revenue and a slight increase in operating income is expected to be recorded within the Financial Services segment, reflecting the strong performance the segment recorded during the first quarter. In addition, given the current favorable condition of the business, we also expect increased sales and slightly increased operating income to be recorded within the Game segment.

There has been no significant change to our forecast as of April
27, 2005 for segments other than those mentioned above.

The above forecast includes restructuring charges, recorded as operating expenses, of approximately Y88 billion expected to be incurred across the Sony Group, primarily within the Electronics segment, an increase of Y16 billion from the forecast as of April 27, 2005, while Y90 billion of restructuring charges were recorded for the fiscal year ended March 31, 2005.

On June 22, 2005, a new senior executive team took over responsibility for managing the company. A detailed review is now underway with regard to business strategy and operating structure and the announcement of the resulting plan is expected to take place in September 2005. In addition, as a consequence of the recent trends in the CRT television business, management continues to monitor whether there has been an impairment in the related assets. There is the possibility that these reviews will result in changes that will require additional restructuring charges to be incurred or asset impairment write-downs and that may impact the operating forecast detailed above. However, until this review is completed, the company is unable to estimate the impact of these changes and therefore the revised forecast above does not include any such effects.

In addition, the forecast for operating income and income before income taxes reflects an estimated gain of approximately Y60 billion in association with the transfer to the Japanese Government of the substitutional portion of Sony's Employee Pension Fund related to the benefit obligation associated with past employee service. Furthermore, Y35 billion of this estimated gain is reflected in the forecast for net income after deductions for the effect of income taxes.

Our forecast for capital expenditures, depreciation and amortization or research and development costs, as per the table below, is unchanged from the forecast of April 27, 2005.


                                        Forecast         Change from
                                                            previous
                                                         fiscal year
                                          ------              ------
Capital expenditures                Y410 billion                 +15%
 (additions to fixed assets)
Depreciation and amortization*       390 billion                  +5
(Depreciation expenses for tangible  320 billion                  +6)
 assets
* Including amortization of intangible assets and amortization of deferred insurance acquisition costs.

Research and development expenses    520 billion                  +4


As of June 30, 2005, Sony had deferred tax assets on tax loss carry forwards in relation to Japanese local income taxes totaling Y77.6 billion. However, there is a possibility that, depending on future operating performance, Sony may establish a valuation allowance against part or all of its deferred tax assets that would be charged to income as an increase in tax expense. It should be noted, though, that the forecast above does not include this possibility.

For your reference, further details about valuation allowances against deferred tax assets can be found under the "Deferred Tax Asset Valuation" section of "Critical Accounting Policies" in
Item 5. Operating and Financial Review and Prospects of Sony Corporation's Annual Report on Form 20-F for the fiscal year ended March 31, 2005.
URL: http://www.sec.gov/Archives/edgar/data/313838/
000114554905001127/k00949e20vf.htm


Cautionary Statement
Statements made in this release with respect to Sony's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "may" or "might" and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony's markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the Euro and other currencies in which Sony makes significant sales or in which Sony's assets and liabilities are denominated; (iii) Sony's ability to continue to design and develop and win acceptance of its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game and Pictures segments, and music business); (iv) Sony's ability to implement successfully personnel reduction and other business reorganization activities in its Electronics segment, and music business; (v) Sony's ability to implement successfully its network strategy for its Electronics, Pictures and Other segments, including the music business, and to develop and implement successful sales and distribution strategies in its Pictures segment and music business in light of the Internet and other technological developments; (vi) Sony's continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); (vii) shifts in customer demand for financial services such as life insurance and Sony's ability to conduct successful Asset Liability Management in the Financial Services segment; and
(viii) the success of Sony's joint ventures and alliances. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.



Business Segment Information (Unaudited)
----------------------------------------
                      (Millions of yen, millions of U.S. dollars)
                                   Three months ended June 30
Sales and operating           2004        2005   Change      2005
 revenue
  ----------                ------      ------   ------    ------
  Electronics
   Customers            Y1,106,159  Y1,023,485     -7.5%   $9,304
   Intersegment             25,122      91,768                835
  ----------                ------      ------   ------    ------
   Total                 1,131,281   1,115,253     -1.4    10,139

  Game
   Customers               100,061     165,477    +65.4     1,504
   Intersegment              5,304       7,301                 67
  ----------                ------      ------   ------    ------
   Total                   105,365     172,778    +64.0     1,571

  Pictures
   Customers               148,191     144,381     -2.6     1,313
   Intersegment                  0           0                  0
  ----------                ------      ------   ------    ------
   Total                   148,191     144,381     -2.6     1,313

  Financial Services
   Customers               127,706     148,588    +16.4     1,351
   Intersegment              5,918       5,226                 47
  ----------                ------      ------   ------    ------
   Total                   133,624     153,814    +15.1     1,398

  Other
   Customers               130,021      77,502    -40.4       705
   Intersegment             17,679      17,941                163
  ----------                ------      ------   ------    ------
   Total                   147,700      95,443    -35.4       868

  Elimination              (54,023)   (122,236)       -    (1,112)
  ----------                ------      ------   ------    ------
  Consolidated total    Y1,612,138  Y1,559,433     -3.3%  $14,177


Electronics intersegment amounts primarily consist of transactions with the Game, Pictures and Other segments.
Other intersegment amounts primarily consist of transactions with the Electronics and Game segments.


Operating income (loss)       2004        2005   Change      2005
  ----------                ------      ------   ------    ------
  Electronics               Y8,277    Y(36,280)       -     $(330)
  Game                      (2,881)     (5,895)       -       (54)
  Pictures                   4,101       4,246     +3.5%       39
  Financial Services        10,403      21,923   +110.7%      199
  Other                     (3,192)      4,895        -        45
  ----------                ------      ------   ------    ------
  Total                     16,708     (11,111)       -      (101)

  Unallocated corporate     (6,934)     (4,171)       -       (38)
   expenses and
   elimination
  ----------                ------      ------   ------    ------
  Consolidated total        Y9,774    Y(15,282)       -     $(139)


Commencing with the first quarter ended June 30, 2005, Sony has partly realigned its business segment configuration.
Results in the first quarter of the previous year have been reclassified to conform to the presentations for the current quarter.
(See Note 5.)


Electronics Sales and Operating Revenue to Customers by Product
Category

                      (Millions of yen, millions of U.S. dollars)
                                   Three months ended June 30
Sales and operating           2004        2005   Change      2005
 revenue
  ----------                ------      ------   ------    ------
Audio                     Y134,386    Y117,339    -12.7%   $1,067
Video                      251,205     251,073     -0.1     2,282
Televisions                189,068     150,305    -20.5     1,366
Information and            182,136     183,306     +0.6     1,666
 Communications
Semiconductors              66,910      53,646    -19.8       488
Components                 151,710     151,025     -0.5     1,373
Other                      130,744     116,791    -10.7     1,062
  ----------                ------      ------   ------    ------
Total                   Y1,106,159  Y1,023,485     -7.5%   $9,304


The above table is a breakdown of Electronics sales and operating revenue to customers in the Business Segment Information. The Electronics segment is managed as a single operating segment by Sony's management. However, Sony believes that the information in this table is useful to investors in understanding the sales contributions of the products in this business segment. In addition, commencing with the first quarter ended June 30, 2005, Sony has partly realigned its product category configuration in the Electronics segment. (See Note 7.)

Geographic Segment Information (Unaudited)
------------------------------------------
                      (Millions of yen, millions of U.S. dollars)
                                   Three months ended June 30
Sales and operating           2004        2005   Change      2005
 revenue
  ----------                ------      ------   ------    ------
  Japan                   Y484,632    Y468,272     -3.4%   $4,257
  United States            418,296     418,481     +0.0     3,805
  Europe                   375,333     331,123    -11.8     3,010
  Other Areas              333,877     341,557     +2.3     3,105
  ----------                ------      ------   ------    ------
  Total                 Y1,612,138  Y1,559,433     -3.3%  $14,177


Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers.


Consolidated Statements of Income (Unaudited)
---------------------------------------------
     (Millions of yen, millions of U.S. dollars, except per share amounts)
                                 Three months ended June 30
                              2004        2005   Change      2005
                            ------      ------   ------    ------
Sales and operating                                   %
 revenue:
  Net sales             Y1,471,121  Y1,397,734            $12,707
  Financial service        127,706     148,588              1,351
   revenue
  Other operating           13,311      13,111                119
   revenue
                            ------      ------   ------    ------
                         1,612,138   1,559,433     -3.3    14,177
Costs and expenses:
  Cost of sales          1,103,271   1,096,776              9,971
  Selling, general         376,937     349,476              3,177
   and administrative
  Financial service        117,294     126,637              1,151
   expenses
  Loss on sale,              4,862       1,826                 17
   disposal or
   impairment of
   assets, net
                            ------      ------   ------    ------
                         1,602,364   1,574,715             14,316

Operating income (loss)      9,774     (15,282)       -      (139)

Other income:
  Interest and               4,981       6,169                 56
   dividends
  Royalty income             5,661       8,700                 79
  Gain on sale of              689       2,141                 20
   securities
   investments, net
  Gain on change in            307      17,869                162
   interest in
   subsidiaries and
   equity investees
  Other                      6,849       5,758                 52
                            ------      ------   ------    ------
                            18,487      40,637                369
Other expenses:
  Interest                   7,527       4,846                 44
  Loss on                      931         800                  7
   devaluation of
   securities
   investments
  Foreign exchange           5,683       1,392                 13
   loss, net
  Other                      7,506       5,414                 49
                            ------      ------   ------    ------
                            21,647      12,452                113
                            ------      ------   ------    ------
Income before income         6,614      12,903    +95.1       117
 taxes

  Income taxes              (1,842)     12,051                109

Income before                8,456         852    -89.9         8
 minority interest,
 equity in net income
 (loss) of affiliated
 companies and
 cumulative effect of
 an accounting change

  Minority interest in         621        (971)                (9)
   income (loss) of
   consolidated
   subsidiaries

  Equity in net             20,142      (9,086)               (83)
   income (loss) of
   affiliated
   companies
                            ------      ------   ------    ------
Income (loss) before        27,977      (7,263)       -       (66)
 cumulative effect of
 an accounting change

  Cumulative effect         (4,713)          -                  -
   of an accounting
   change
   (2004: Net of
   income taxes of
   Y2,675 million)
                            ------      ------   ------    ------
Net income (loss)          Y23,264     Y(7,263)       -      $(66)
                            ------      ------   ------    ------
Per share data:
  Common stock
   Income (loss) before
    cumulative effect of
    an accounting change
    - Basic                 Y30.20      Y(8.68)       -    $(0.08)
    - Diluted                27.30       (8.68)       -     (0.08)
   Net income (loss)
    - Basic                  25.10       (8.68)       -     (0.08)
    - Diluted                22.79       (8.68)       -     (0.08)
  Subsidiary
   tracking stock
   Net income
    - Basic                  13.87      449.14 +3,138.2      4.08



Consolidated Balance Sheets (Unaudited)
---------------------------------------
                      (Millions of yen, millions of U.S. dollars)
                         June 30    March 31    June 30   June 30
      ASSETS                2004        2005       2005      2005
                          ------      ------     ------    ------
Current assets:
  Cash and cash         Y498,587    Y779,103   Y508,103    $4,619
   equivalents
  Time deposits            6,184       1,492      1,346        12
  Marketable             494,219     460,202    479,801     4,362
   securities
  Notes and accounts   1,113,384   1,113,071  1,021,903     9,290
   receivable, trade
  Allowance for         (109,555)    (87,709)   (82,622)     (751)
   doubtful
   accounts and
   sales returns
  Inventories            761,962     631,349    702,107     6,383
  Deferred income        123,965     141,154    131,738     1,198
   taxes
  Prepaid expenses       440,486     517,509    431,961     3,927
   and other
   current assets
                          ------      ------     ------    ------
                       3,329,232   3,556,171  3,194,337    29,040

Film costs               259,792     278,961    313,940     2,854

Investments and
 advances:
  Affiliated             168,222     252,905    273,221     2,484
   companies
  Securities           2,386,537   2,492,784  2,746,073    24,964
   investments and
   other
                          ------      ------     ------    ------
                       2,554,759   2,745,689  3,019,294    27,448
Property, plant
 and equipment:
  Land                   186,620     182,900    183,007     1,664
  Buildings              934,311     925,796    927,776     8,434
  Machinery and        2,085,402   2,192,038  2,213,789    20,125
   equipment
  Construction in        117,456      92,611    118,638     1,079
   progress
  Less-Accumulated    (1,952,104) (2,020,946)(2,054,443)  (18,677)
   depreciation
                          ------      ------     ------    ------
                       1,371,685   1,372,399  1,388,767    12,625
Other assets:
  Intangibles, net       233,271     187,024    192,902     1,754
  Goodwill               287,278     283,923    288,028     2,618
  Deferred insurance     363,401     374,805    380,238     3,457
   acquisition costs
  Deferred income        228,203     240,396    242,917     2,208
   taxes
  Other                  522,106     459,732    454,050     4,128
                          ------      ------     ------    ------
                       1,634,259   1,545,880  1,558,135    14,165
                          ------      ------     ------    ------
                      Y9,149,727  Y9,499,100 Y9,474,473   $86,132
                          ------      ------     ------    ------
  LIABILITIES AND
   STOCKHOLDERS'
   EQUITY
Current liabilities:
  Short-term            Y103,828     Y63,396    Y54,147      $492
   borrowings
  Current portion        354,045     166,870    162,969     1,482
   of long-term
   debt
  Notes and              762,582     806,044    758,955     6,900
   accounts
   payable, trade
  Accounts               783,635     746,466    666,433     6,058
   payable, other
   and accrued
   expenses
  Accrued income          45,257      55,651     28,550       260
   and other taxes
  Deposits from          413,654     546,718    574,814     5,226
   customers in the
   banking business
  Other                  457,630     424,223    439,507     3,995
                          ------      ------     ------    ------
                       2,920,631   2,809,368  2,685,375    24,413

Long-term liabilities:
  Long-term debt         781,089     678,992    678,303     6,166
  Accrued pension        377,213     352,402    351,141     3,192
   and severance
   costs
  Deferred income         88,469      72,227     76,889       699
   taxes
  Future insurance     2,265,008   2,464,295  2,521,860    22,926
   policy benefits
   and other
  Other                  276,082     227,631    244,682     2,225
                          ------      ------     ------    ------
                       3,787,861   3,795,547  3,872,875    35,208

Minority interest         23,287      23,847     27,870       253
 in consolidated
 subsidiaries

Stockholders' equity:
  Capital stock          480,285     621,709    621,717     5,652
  Additional             992,834   1,134,222  1,134,263    10,311
   paid-in capital
  Retained             1,390,321   1,506,082  1,498,227    13,620
   earnings
  Accumulated           (437,524)   (385,675)  (359,796)   (3,270)
   other comprehensive
   income
  Treasury stock,         (7,968)     (6,000)    (6,058)      (55)
   at cost
                          ------      ------     ------    ------
                       2,417,948   2,870,338  2,888,353    26,258
                          ------      ------     ------    ------
                      Y9,149,727  Y9,499,100 Y9,474,473   $86,132
                          ------      ------     ------    ------



Consolidated Statements of Cash Flows (Unaudited)
-------------------------------------------------
                      (Millions of yen, millions of U.S. dollars)
                                       Three months ended June 30
                                      2004        2005       2005
                                    ------      ------     ------
Cash flows from operating
 activities:
 Net income (loss)                Y 23,264     Y(7,263)      $(66)
 Adjustments to reconcile net
  income (loss) to net cash used
  in operating activities
  Depreciation and amortization,    85,531      88,664        806
   including amortization of
   deferred insurance acquisition
   costs
  Amortization of film costs        55,055      53,654        488
  Accrual for pension and            7,820      (1,101)       (10)
   severance costs, less payments
  Loss on sale, disposal or          4,862       1,826         17
   impairment of assets, net
  Gain on sales or loss on             242      (1,341)       (13)
   devaluation of securities
   investments, net
  Gain on change in interest in       (307)    (17,869)      (162)
   subsidiaries and equity
   investees
  Deferred income taxes            (15,627)     (2,624)       (24)
  Equity in net (income) losses    (19,668)      9,406         86
   of affiliated companies, net
   of dividends
  Cumulative effect of an            4,713           -          -
   accounting change
  Changes in assets and
   liabilities:
   Decrease in notes and accounts   24,663      96,786        880
    receivable, trade
   Increase in inventories         (88,947)    (64,677)      (588)
   Increase in film costs          (51,412)    (79,247)      (720)
   Decrease in notes and accounts  (21,838)    (50,570)      (460)
    payable, trade
   Decrease in accrued income and  (13,674)    (23,849)      (217)
    other taxes
   Increase in future insurance     40,771      19,248        175
    policy benefits and other
   Increase in deferred insurance  (15,940)    (16,023)      (146)
    acquisition costs
   Increase in marketable          (12,343)    (13,956)      (127)
    securities held in the
    financial service
    business for trading purpose
   Increase in other current       (22,203)    (30,814)      (280)
    assets
   Decrease in other current       (25,363)    (65,074)      (592)
    liabilities
  Other                             17,917      16,192        147
                                    ------      ------     ------

    Net cash used in operating     (22,484)    (88,632)      (806)
     activities
                                    ------      ------     ------

Cash flows from investing
 activities:
 Payments for purchases of        (128,891)   (114,074)    (1,037)
  fixed assets
 Proceeds from sales of fixed       14,359       7,232         66
  assets
 Payments for investments and     (414,488)   (301,423)    (2,740)
  advances by financial service
  business
 Payments for investments and      (67,182)    (13,136)      (119)
  advances (other than financial
  service business)
 Proceeds from maturities of       214,755     169,551      1,541
  marketable securities, sales
  of securities investments and
  collections of advances by
  financial service business
 Proceeds from maturities of         6,552      12,388        113
  marketable securities, sales
  of securities investments and
  collections of advances (other
  than financial service business)
 Other                              (1,132)     16,331        148
                                    ------      ------     ------

   Net cash used in investing     (376,027)   (223,131)    (2,028)
    activities
                                    ------      ------     ------

Cash flows from financing
 activities:
 Proceeds from issuance of           8,574         717          7
  long-term debt
 Payments of long-term debt        (39,461)     (6,644)       (60)
 Decrease in short-term             (3,073)    (11,095)      (101)
  borrowings
 Increase in deposits from          65,155      66,162        601
  customers in the financial
  service business
 Increase in call money and         15,000         400          4
  bills sold in the banking
  business
 Dividends paid                    (11,577)    (12,474)      (114)
 Other                                  31        (414)        (4)
                                    ------      ------     ------

   Net cash provided by financing   34,649      36,652        333
    activities
                                    ------      ------     ------

Effect of exchange rate             13,238       4,111         37
 changes on cash and cash
 equivalents
                                    ------      ------     ------
Net decrease in cash and cash     (350,624)   (271,000)    (2,464)
 equivalents
Cash and cash equivalents at       849,211     779,103      7,083
 beginning of the fiscal year
                                    ------      ------     ------
Cash and cash equivalents at      Y498,587    Y508,103     $4,619
 June 30
                                    ------      ------     ------


(Notes)

1. U.S. dollar amounts have been translated from yen, for convenience only, at the rate of Y110 = U.S. $1, the approximate Tokyo foreign exchange market rate as of June 30, 2005.

2. As of June 30, 2005, Sony had 929 consolidated subsidiaries (including variable interest entities). It has applied the equity accounting method in respect to 57 affiliated companies.

3. Sony calculates and presents per share data separately for Sony's common stock and for the subsidiary tracking stock which is linked to the economic value of Sony Communication Network Corporation, based on Statement of Financial Accounting Standards ("FAS") No.128, "Earnings per Share". The holders of the tracking stock have the right to participate in earnings, together with common stock holders. Accordingly, Sony calculates per share data by the "two-class" method based on FAS No.128. Under this method, basic net income per share for each class of stock is calculated based on the earnings allocated to each class of stock for the applicable period, divided by the weighted-average number of outstanding shares in each class during the applicable period. The earnings allocated to the subsidiary tracking stock are determined based on the subsidiary tracking stockholders' economic interest in the targeted subsidiary's earnings available for dividends or change in accumulated losses that do not include those of the targeted subsidiary's subsidiaries. The earnings allocated to common stock are calculated by subtracting the earnings allocated to the subsidiary tracking stock from Sony's net income for the period.

   Weighted-average shares used for computation of earnings per share of common stock are as follows. The dilutive effect in the weighted-average shares for the three months ended June 30, 2004 mainly resulted from convertible bonds.


   Weighted-average shares             (Thousands of shares)
   -----------------------           Three months ended June 30
                                      2004                 2005
                                    ------               ------
   Income (loss) before cumulative
    effect of an accounting change
    and net income (loss)
    - Basic                        924,955              996,087
    - Diluted                    1,044,951              996,087


   By adopting the Emerging Issues Task Force ("EITF") Issue No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share", issued in July 2004, diluted earnings per share of income before cumulative effect of an accounting change and net income for the three months ended June 30, 2004 were retroactively restated (see Note 9).

   Weighted-average shares used for computation of earnings per share of the subsidiary tracking stock for the three months ended June 30, 2004 and 2005 are 3,072 thousand shares. There were no potentially dilutive securities or options granted for earnings per share of the subsidiary tracking stock.

4. Sony's comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes changes in unrealized gains or losses on securities, unrealized gains or losses on derivative instruments, minimum pension liabilities adjustments and foreign currency translation adjustments. Net income (loss), other comprehensive income and comprehensive income for the three months ended June 30, 2004 and 2005 were as follows:


                     (Millions of yen, millions of U.S. dollars)
                                      Three months ended June 30
                                    ------       ------   ------
                                      2004         2005     2005
                                    ------       ------   ------
Net income (loss)                  Y23,264      Y(7,263)    $(66)
Other comprehensive income :
 Unrealized gains (losses) on      (15,163)       8,379       76
  securities
 Unrealized gains (losses) on       (2,262)       1,490       14
  derivative instruments
 Minimum pension liabilities          (363)        (231)      (2)
  adjustments
 Foreign currency translation       30,223       16,241      147
  adjustments
                                    ------       ------   ------
                                    12,435       25,879      235
----------                          ------       ------   ------
Comprehensive income               Y35,699      Y18,616     $169
----------                          ------       ------   ------


5. As of August 1, 2004, Sony and Bertelsmann AG combined their recorded music businesses in a joint venture. In connection with the establishment of this joint venture, the non-Japan based disc manufacturing and physical distribution businesses, formerly included within the Music segment, have been reclassified to "Other" category in the Electronics segment. In addition, effective April 1, 2005, a similar change was made with respect to the Japan based disc manufacturing businesses. Results for the three months ended June 30, 2004 in the Electronics segment have been restated to account for these reclassifications.
   As a result of these changes in the Music segment, Sony no longer breaks out the Music segment as a reportable segment as it no longer meets the materiality threshold. Effective April 1, 2005, results for the Music segment are included within the Other segment. Accordingly, results for the three months ended June 30, 2004 in the Electronics and the Other segments have been restated to conform to the presentation for this year.

6. In July 2004, in order to establish a more efficient and coordinated semiconductor supply structure, the Sony group has integrated its semiconductor manufacturing business by transferring Sony Computer Entertainment's semiconductor manufacturing operation from the Game segment to the Electronics segment. As a result of this transfer, sales revenue and expenditures associated with this operation are now recorded within the "Semiconductor" category in the Electronics segment. The results for the three months ended June 30, 2004 have not been restated as such comparable figures cannot be practically obtained given that it was not operated as a separate line of business within the Game segment. This integration of the semiconductor manufacturing businesses is a part of Sony's semiconductor strategy of utilizing semiconductor technologies and manufacturing equipment originally developed or designed for the Game business within the Sony group as a whole.

7. Commencing April 1, 2005, Sony has partly realigned its product category configuration in the Electronics segment.
   Accordingly, results of the previous year have been reclassified. The primary change is as shown below:


   Main Product       Previous Product      New Product Category
                      Category

   Professional-use   "Televisions"     ->  "Information and
   projector                                Communications"


8. In July 2003, the Accounting Standards Executive
   Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts". SOP 03-1 requires insurance enterprises to record additional reserves for long-duration life insurance contracts with minimum guarantee or annuity receivable options. Additionally, SOP 03-1 provides guidance for the presentation of separate accounts. This statement is effective for fiscal years beginning after December 15, 2003. Sony adopted SOP 03-1 on April 1, 2004. As a result of the adoption of SOP 03-1, Sony's operating income decreased by Y968 million for the three months ended June 30, 2004. Additionally, on April 1, 2004, Sony recognized Y4,713 million of loss (net of income taxes of Y2,675 million) as a cumulative effect of an accounting change. In addition, the separate account assets, which are defined by insurance business law in Japan and were previously included in "Security investments and other" on the consolidated balance sheet, were excluded from the category of separate accounts under the provision of SOP 03-1. Accordingly, the separate account assets are now treated as general accounts and included in "Marketable securities" on the consolidated balance sheet.

9. In July 2004, the EITF issued EITF Issue No. 04-8,
   "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share". In accordance with FAS No.128, Sony had not included in the computation of diluted earnings per share ("EPS") the number of potential common stock upon the conversion of contingently convertible debt instruments ("Co-Cos") that have not met the conditions to exercise the stock acquisition rights. EITF Issue No. 04-8 requires that the maximum number of common stock that could be issued upon the conversion of Co-Cos be included in diluted EPS computations from the date of issuance regardless of whether the conditions to exercise the rights have been met. EITF Issue No. 04-8 is effective for reporting periods ending after December 15, 2004. Sony adopted EITF Issue No. 04-8 during the quarter ended December 31, 2004. As a result of the adoption of EITF Issue No. 04-8, Sony's diluted EPS of income before cumulative effect of an accounting change and net income for the three months ended June 30, 2004 were restated. Sony's diluted EPS of income before cumulative effect of an accounting change and net income for the three months ended June 30, 2004 were decreased by Y1.22 and Y1.02, respectively, compared to those before adopting EITF Issue No. 04-8.


Other Consolidated Financial Data
                   (Millions of yen, millions of U.S. dollars)
                                  Three months ended June 30
                               2004      2005   Change    2005
                             ------    ------   ------  ------
Capital expenditures        Y88,071   Y97,983    +11.3%   $891
 (additions to property,
 plant and equipment)
Depreciation and             85,531    88,664     +3.7     806
 amortization expenses*
(Depreciation expenses      (68,907)  (71,881)   (+4.3)   (653)
 for property, plant and
 equipment)
R&D expenses                123,582   118,388     -4.2   1,076


* Including amortization expenses for intangible assets and for deferred insurance acquisition costs



Condensed Financial Services Financial Statements (Unaudited)
-------------------------------------------------------------
The results of the Financial Services segment are included in Sony's consolidated financial statements. The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not required under U.S. GAAP, which is used in Sony's consolidated financial statements. However, because the Financial Services segment is different in nature from Sony's other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony's consolidated financial statements. Transactions between the Financial Services segment and Sony without Financial Services are eliminated in the consolidated figures shown below.


Condensed Statements of Income
------------------------------
                      (Millions of yen, millions of U.S. dollars)
                                    Three months ended June 30
Financial Services               2004       2005   Change    2005
                               ------     ------   ------  ------
                                                        %
Financial service revenue    Y133,624   Y153,814    +15.1  $1,398
Financial service expenses    123,221    131,891     +7.0   1,199
                               ------     ------   ------  ------
Operating income               10,403     21,923   +110.7     199
Other income (expenses),          (62)      (117)       -      (1)
 net
                               ------     ------   ------  ------
Income before income taxes     10,341     21,806   +110.9     198
Income taxes and other          3,826      9,734   +154.4      88
                               ------     ------   ------  ------
Income before cumulative        6,515     12,072    +85.3     110
 effect of an accounting
 change
Cumulative effect of an        (4,713)         -        -       -
 accounting change
                               ------     ------   ------  ------
Net income                     Y1,802    Y12,072   +569.9    $110
                               ------     ------   ------  ------


                      (Millions of yen, millions of U.S. dollars)
Sony without Financial              Three months ended June 30
 Services                        2004       2005   Change    2005
                               ------     ------   ------  ------
                                                        %
Net sales and operating    Y1,486,409 Y1,412,793     -5.0 $12,844
 revenue
Costs and expenses          1,486,927  1,450,430     -2.5  13,186
                               ------     ------   ------  ------
Operating income (loss)          (518)   (37,637)       -    (342)
Other income                   (3,209)    28,735        -     261
 (expenses), net
                               ------     ------   ------  ------
Income (loss) before           (3,727)    (8,902)       -     (81)
 income taxes
Income taxes and other        (25,189)    10,432        -      95
                               ------     ------   ------  ------
Net income (loss)             Y21,462   Y(19,334)       -   $(176)
                               ------     ------   ------  ------


                      (Millions of yen, millions of U.S. dollars)
                                 Three months ended June 30
Consolidated                     2004       2005   Change    2005
                               ------     ------   ------  ------
                                                        %
Financial                    Y127,706   Y148,588    +16.4  $1,351
 service revenue
Net sales and               1,484,432  1,410,845     -5.0  12,826
 operating revenue
                               ------     ------   ------  ------
                            1,612,138  1,559,433     -3.3  14,177
Costs and expenses          1,602,364  1,574,715     -1.7  14,316
                               ------     ------   ------  ------
Operating income (loss)         9,774    (15,282)       -    (139)
Other income                   (3,160)    28,185        -     256
 (expenses), net
                               ------     ------   ------  ------
Income before                   6,614     12,903    +95.1     117
 income taxes
Income taxes and              (21,363)    20,166        -     183
 other
                               ------     ------   ------  ------
Income (loss) before           27,977     (7,263)       -     (66)
 cumulative effect of an
 accounting change
Cumulative                     (4,713)         -        -       -
 effect of an
 accounting change
                               ------     ------   ------  ------
Net income (loss)             Y23,264    Y(7,263)       -    $(66)
                               ------     ------   ------  ------


Condensed Balance Sheets
------------------------
                        (Millions of yen, millions of U.S. dollars)
Financial Services    June 30    March 31       June 30     June 30
      ASSETS             2004        2005          2005        2005
                       ------      ------        ------      ------
Current assets:
  Cash and cash      Y189,381    Y259,371      Y180,452      $1,640
   equivalents
  Marketable          490,144     456,130       475,728       4,325
   securities
  Notes and            72,339      77,023        77,968         709
   accounts
   receivable, trade
  Other                81,891     197,667       100,926         918
                       ------      ------        ------      ------
                      833,755     990,191       835,074       7,592

Investments and     2,250,950   2,378,966     2,644,653      24,042
 advances
Property, plant and    40,819      38,551        33,866         308
 equipment
Other assets:
  Deferred            363,401     374,805       380,238       3,457
   insurance
   acquisition costs
  Other               108,956     103,004       104,991         954
                       ------      ------        ------      ------
                      472,357     477,809       485,229       4,411
                       ------      ------        ------      ------
                   Y3,597,881  Y3,885,517    Y3,998,822     $36,353
                       ------      ------        ------      ------

LIABILITIES AND
 STOCKHOLDERS'
 EQUITY
Current
 liabilities:
  Short-term         Y103,176     Y45,358       Y42,346        $385
   borrowings
  Notes and             7,176       7,099         8,232          75
   accounts payable,
   trade
  Deposits from       413,654     546,718       574,814       5,226
   customers in the
   banking business
  Other               158,775     109,438       112,359       1,021
                       ------      ------        ------      ------
                      682,781     708,613       737,751       6,707

Long-term
 liabilities:
  Long-term debt      135,993     135,750       134,879       1,226
  Accrued pension      10,748      14,362        14,685         133
   and severance
   costs
  Future insurance  2,265,008   2,464,295     2,521,860      22,926
   policy benefits
   and other
  Other               120,406     142,272       149,169       1,357
                       ------      ------        ------      ------
                    2,532,155   2,756,679     2,820,593      25,642

Minority interest       5,820       5,476         5,402          49
 in consolidated
 subsidiaries
Stockholders'         377,125     414,749       435,076       3,955
 equity
                       ------      ------        ------      ------
                   Y3,597,881  Y3,885,517    Y3,998,822     $36,353
                       ------      ------        ------      ------


                        (Millions of yen, millions of U.S. dollars)
Sony without          June 30    March 31       June 30     June 30
 Financial Services      2004        2005          2005        2005
                       ------      ------        ------      ------
      ASSETS
Current assets:
  Cash and cash      Y309,206    Y519,732      Y327,651      $2,979
   equivalents
  Marketable            4,075       4,072         4,073          37
   securities
  Notes and           935,065     952,692       865,106       7,864
   accounts
   receivable, trade
  Other             1,274,358   1,116,353     1,189,093      10,810
                       ------      ------        ------      ------
                    2,522,704   2,592,849     2,385,923      21,690

Film costs            259,792     278,961       313,940       2,854
Investments and       423,858     445,446       465,380       4,231
 advances
Investments in        197,073     187,400       187,400       1,704
 Financial Services,
 at cost
Property, plant and 1,330,866   1,333,848     1,354,901      12,317
 equipment
Other assets        1,272,866   1,189,398     1,199,863      10,908
                       ------      ------        ------      ------
                   Y6,007,159  Y6,027,902    Y5,907,407     $53,704
                       ------      ------        ------      ------
LIABILITIES AND
 STOCKHOLDERS'
 EQUITY
Current
 liabilities:
  Short-term         Y373,908    Y204,027      Y191,677      $1,742
   borrowings
  Notes and           757,236     801,252       752,804       6,844
   accounts payable,
   trade
  Other             1,144,546   1,132,201     1,040,032       9,455
                       ------      ------        ------      ------
                    2,275,690   2,137,480     1,984,513      18,041

Long-term
 liabilities:
  Long-term debt      777,738     627,367       626,821       5,698
  Accrued pension     366,465     338,040       336,456       3,059
   and severance
   costs
  Other               331,854     263,520       296,385       2,694
                       ------      ------        ------      ------
                    1,476,057   1,228,927     1,259,662      11,451

Minority interest      17,567      18,471        22,517         205
 in consolidated
 subsidiaries
Stockholders'       2,237,845   2,643,024     2,640,715      24,007
 equity
                       ------      ------        ------      ------
                   Y6,007,159  Y6,027,902    Y5,907,407     $53,704
                       ------      ------        ------      ------


                        (Millions of yen, millions of U.S. dollars)
Consolidated          June 30    March 31       June 30     June 30
      ASSETS             2004        2005          2005        2005
                       ------      ------        ------      ------
Current assets:
  Cash and cash      Y498,587    Y779,103      Y508,103      $4,619
   equivalents
  Marketable          494,219     460,202       479,801       4,362
   securities
  Notes and         1,003,829   1,025,362       939,281       8,539
   accounts
   receivable, trade
  Other             1,332,597   1,291,504     1,267,152      11,520
                       ------      ------        ------      ------
                    3,329,232   3,556,171     3,194,337      29,040

Film costs            259,792     278,961       313,940       2,854
Investments and     2,554,759   2,745,689     3,019,294      27,448
 advances
Property, plant and 1,371,685   1,372,399     1,388,767      12,625
 equipment
Other assets:
  Deferred            363,401     374,805       380,238       3,457
   insurance
   acquisition costs
  Other             1,270,858   1,171,075     1,177,897      10,708
                       ------      ------        ------      ------
                    1,634,259   1,545,880     1,558,135      14,165
                       ------      ------        ------      ------
                   Y9,149,727  Y9,499,100    Y9,474,473     $86,132
                       ------      ------        ------      ------
LIABILITIES AND
 STOCKHOLDERS'
 EQUITY
Current
 liabilities:
  Short-term         Y457,873    Y230,266      Y217,116      $1,974
   borrowings
  Notes and           762,582     806,044       758,955       6,900
   accounts payable,
   trade
  Deposits from       413,654     546,718       574,814       5,226
   customers in the
   banking business
  Other             1,286,522   1,226,340     1,134,490      10,313
                       ------      ------        ------      ------
                    2,920,631   2,809,368     2,685,375      24,413

Long-term
 liabilities:
  Long-term debt      781,089     678,992       678,303       6,166
  Accrued pension     377,213     352,402       351,141       3,192
   and severance
   costs
  Future insurance  2,265,008   2,464,295     2,521,860      22,926
   policy benefits
   and other
  Other               364,551     299,858       321,571       2,924
                       ------      ------        ------      ------
                    3,787,861   3,795,547     3,872,875      35,208

Minority interest      23,287      23,847        27,870         253
 in consolidated
 subsidiaries
Stockholders'       2,417,948   2,870,338     2,888,353      26,258
 equity
                       ------      ------        ------      ------
                   Y9,149,727  Y9,499,100    Y9,474,473     $86,132
                       ------      ------        ------      ------

Condensed Statements of Cash Flows
----------------------------------
                        (Millions of yen, millions of U.S. dollars)
                                      Three months ended June 30
Financial Services                    2004         2005        2005
                                    ------       ------      ------
Net cash provided by operating     Y50,544       Y8,650         $78
 activities
Net cash used in investing        (209,778)    (150,060)     (1,364)
 activities
Net cash provided by financing      92,299       62,491         568
 activities
                                    ------       ------      ------
Net decrease in cash and cash      (66,935)     (78,919)       (718)
 equivalents
Cash and cash equivalents at       256,316      259,371       2,358
 beginning of the fiscal year
                                    ------       ------      ------
Cash and cash equivalents at      Y189,381     Y180,452      $1,640
 June 30
                                    ------       ------      ------

                        (Millions of yen, millions of U.S. dollars)
Sony without Financial                Three months ended June 30
 Services                             2004         2005        2005
                                    ------       ------      ------
Net cash used in operating        Y(72,863)    Y(97,332)      $(885)
 activities
Net cash used in investing        (174,929)     (70,426)       (640)
 activities
Net cash used in financing         (49,135)     (28,434)       (258)
 activities
Effect of exchange rate             13,238        4,111          37
 changes on cash and cash
 equivalents
                                    ------       ------      ------
Net decrease in cash and cash     (283,689)    (192,081)     (1,746)
 equivalents
Cash and cash equivalents at       592,895      519,732       4,725
 beginning of the fiscal year
                                    ------       ------      ------
Cash and cash equivalents at      Y309,206     Y327,651      $2,979
 June 30
                                    ------       ------      ------

                        (Millions of yen, millions of U.S. dollars)
                                       Three months ended June 30
Consolidated                          2004         2005        2005
                                    ------       ------      ------
Net cash used in operating        Y(22,484)    Y(88,632)      $(806)
 activities
Net cash used in investing        (376,027)    (223,131)     (2,028)
 activities
Net cash provided by financing      34,649       36,652         333
 activities
Effect of exchange rate             13,238        4,111          37
 changes on cash and cash
 equivalents
                                    ------       ------      ------
Net decrease in cash and cash     (350,624)    (271,000)     (2,464)
 equivalents
Cash and cash equivalents at       849,211      779,103       7,083
 beginning of the fiscal year
                                    ------       ------      ------
Cash and cash equivalents at      Y498,587     Y508,103      $4,619
 June 30
                                    ------       ------      ------


Investor Relations Contacts:
----------------------------
Tokyo                 New York          London
Takao Yuhara          Justin Hill       Chris Hohman/Shinji Tomita
+81-(0)3-5448-2180    +1-212-833-6722   +44-(0)20-7444-9713

Home Page: http://www.sony.net/IR/